Mr. Russell Mancuso
August 26, 2016

August 26, 2016

BY EDGAR AND FEDEX

Mr. Russell Mancuso
Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Insulet Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Form 10-Q for the Quarterly Period Ended June 30, 2016
Response dated July 29, 2016
File No. 001-33462

Dear Mr. Mancuso:

Set forth below are the responses of Insulet Corporation (Insulet or the Company) to the staff’s follow-up letter of comment, dated August 15, 2016 (the Comment Letter), relating to disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016.  For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter. For responses in which we were asked to expand our original response, we included the original response, to the extent applicable, and included our expanded discussion in italicized font for convenience.

Form 10-K for the Fiscal Year Ended December 31, 2015

Third-Party Reimbursement, page 13

1.   Please expand your response to prior comment 3 to address whether UnitedHealth provides reimbursement for products such as yours. It remains unclear whether the “limited number of cases” mentioned on page 13 represents the full extent of third-party reimbursement issues.

Response:

In the United States, our products are generally reimbursed by third-party payors, and we bill those payors for products provided to patients. There are no material private third-party payors that have declined to reimburse expenses for our products for their overall covered lives population, including UnitedHealth. Recently UnitedHealth announced restrictions in reimbursement for durable tubed insulin delivery devices, but UnitedHealth has confirmed that these restrictions do not affect UnitedHealth’s coverage of the Omnipod, which UnitedHealth does not consider a durable tubed insulin delivery device.

Mr. Russell Mancuso
August 26, 2016

As disclosed, in certain cases, some third-party payors have declined to reimburse for a particular patient because such patient failed to meet its criteria, most often because the patient already received reimbursement for an insulin pump from that payor within the warranty period, which is generally four years, or because the patient did not meet their medical criteria for an insulin infusion device.  Reimbursement may also be declined by insurers based upon language in the contract between the insurer and the insured group.  An example of this is certain employer self-insurance plans that may choose to decline coverage based on specific provisions within those individual plans.  While this applies to certain UnitedHealth plans, plans provided by UnitedHealth and other payors that may choose to decline coverage in this way represent a small subset of our overall potential patient population and are not believed to be material to our business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

2.   We note your response to prior comment 5 regarding the potential reasons for changes in sales of your Personal Diabetes Manager. Please expand your response to tell us which reasons caused the changes in sales of the Personal Diabetes Manager device during each period presented in your Form 10-K and most recent Form 10-Q, and the significance of each such reason during the period.

Response:

We respectfully acknowledge the Staff's comment. Sales of the Personal Diabetes Manager (PDM) and other accessories (which accessories are typically packaged together with the PDM and sold collectively, not separately) represent less than six percent of consolidated sales for each of the periods presented in the Form 10-K for the year ended December 31, 2015 and for each of the periods presented in the Form 10-Q for the quarter ended March 31, 2016 and in the Form 10-Q for the quarter ended June 30, 2016. With respect to the OmniPod system, more than 90 percent of the system revenue was from stand-alone sales of the OmniPod disposable device for each of the periods presented in the Form 10-K for the year ended December 31, 2015 and for each of the periods presented in the Form 10-Q for the quarter ended March 31, 2016 and in the Form 10-Q for the quarter ended June 30, 2016.  The remaining amount, which represents less than approximately 10 percent of system revenue, was attributable to sales of the PDM and other accessories. More specifically, global revenue from the sales of the PDM and accessories were approximately $11.6M, $11.3M, and $14.2M for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively. Revenue from the sales of the PDM and accessories were approximately $6.6M and $5.4M for the six months ended June 30, 2016 and June 30, 2015, respectively. The increase for the six months ended June 30, 2016 and the year ended December 31, 2015, as compared to the corresponding period in the previous year, was primarily driven by our acquisition of Canadian OmniPod distribution operations in July 2015. The decrease for the year ended December 31, 2014, as compared to the prior year, was primarily driven by a decrease in PDM sales volumes reflecting high demand in 2013 upon the release of a new PDM, as well as manufacturing and other product issues faced subsequent to the 2013 product release.

Mr. Russell Mancuso
August 26, 2016

PDM sales may be made for a variety of reasons including new patient starts and replacements made for existing customers after expiration of the original warranty period. Due to the relative insignificance of revenue attributable to the PDM, we do not believe the relative revenue between the OmniPod device and the PDM is meaningful to identifying or understanding trends or uncertainties that would have a material impact on our revenue, or provide clarification regarding the effect of customer retention or new patient starts. Furthermore, changes in PDM revenue in any given period may be from other factors such as customer mix, pricing, or new product offerings. As the PDM sales are not meaningful to trends, are within the same class of products as the OmniPod device, and are less than 10 percent of total consolidated revenue, we determined no additional disclosure was warranted in accordance with Regulation S-K Item 303 and Regulation S-K Item 101(c)(1)(i) for each of the respective periods.

3.    Please expand your response to prior comment 6 to tell us the extent of (1) customer retention and (2) installed base growth during each period presented in your Form 10-K and most recent Form 10-Q. Also tell where you believe those Forms provide investors this information. Given your response to prior comment 7 regarding a royalty based on new patient starts, it appears that you may have information regarding installed base growth.

Response:

During the twelve months ended December 31, 2014, our U.S. and international distributors built up a level of safety stock, among other reasons, we believe, to mitigate risk associated with potential production capacity constraints and their ability to meet end-user demand.  During the first quarter of 2015, our U.S. distributors reduced days-on-hand inventory as we increased our production capacity and demonstrated the ability to supply high-quality product to meet customer demand.  During the first and second quarters of 2015, the improved production capacity enabled our international distributor to reduce on-hand inventory levels to better manage their working capital and offset the financial impact of the strength of the U.S. dollar on their business.  This change in ordering patterns was not driven by minimum purchase obligations and was not a result of changes in our customer retention or installed base growth.  While we are unable to quantify the exact magnitude of the impact of the change in ordering patterns, we believe the factors driving the changes for both U.S. OmniPod and International OmniPod were disclosed in order of magnitude.  That is, the increased U.S. OmniPod revenue was primarily driven by growth in installed base and the change in distributor ordering patterns was less significant, whereas the change in International OmniPod revenue was primarily a result of the unfavorable distributor ordering patterns in the first quarter of 2015 and the increase in installed base was less significant, but still an important factor.

Mr. Russell Mancuso
August 26, 2016

We sell our OmniPod System through a combination of direct sales representatives and independent distributors in both the United States and outside of the United States. Independent distributors represent approximately 40% of our total sales in the United States and the vast majority of our international sales. While we receive reporting for new patient starts from these independent distributors, which is used to calculate the fees paid to us by Abbott Diabetes Care, Inc. (Abbott), as indicated in our response to prior comment 7, we do not receive specific and reliable customer tracking data sufficient to calculate a precise measurement for our customer attrition rates nor our installed base.  Accordingly, we have not historically disclosed changes in our installed base or customer attrition within our filings with the SEC. Beginning in 2015, we have provided annual indications of our installed base estimates in publicly-available webcast presentations, but we qualify all such figures as only directional in nature due to the data limitations resulting from the significance of our distributor channel and the related lack of visibility into specific customer information from our distributors. Based on our estimates utilizing new patient starts, trended ordering patterns and estimated attrition rates, we believe our global installed base increased by approximately 20% from December 31, 2014 to December 31, 2015, and from June 30, 2015 to June 30, 2016. These estimates are based on an estimated annual U.S. attrition rate of approximately 9%. Again, these are approximations based on limited data and are only represented as such to provide directional information in publicly-available webcast presentations.

4.    We note your response to prior comment 6 regarding being unable to quantify the exact magnitude of changes and offsetting factors. Please note that the information need not be exact if it is accurate and not misleading in context but should, if material, be disclosed. In future filings, where you address multiple or offsetting factors contributing to material changes, please ensure that you provide sufficient information regarding the significance of each factor for investors to evaluate its effect. For example, on page 30 of your most recent Form 10-Q, you refer to the impact of entry into new markets and continued adoption in existing markets without information regarding the extent to which new markets have contributed to your change in revenue.

Response:

We respectfully acknowledge the Staff’s comments and in future filings we will provide additional disclosures surrounding the significance of factors contributing to the changes in our revenue, consistent with the guidance noted above, to the extent such information is material and can be presented in a manner that is accurate and not misleading.

Mr. Russell Mancuso
August 26, 2016

5.    Please expand your response to prior comment 7 to clarify (1) the nature of the “changes in the structure of the agreement over time” and (2) why those changes cause the royalty payments to not be indicative of changes in new patient starts.

Response:

Our consolidated revenue included royalty revenue of $3.5 million, $6.7 million and $6.9 million in the years ended December 31, 2015, December 31, 2014 and December 31, 2013, respectively.  Our rights to incorporate the FreeStyle blood glucose meter into the OmniPod System are governed by a development and license agreement with Abbott.  Under the terms of this agreement, Abbott pays us a royalty for qualified new patient starts which is the primary driver of the royalty revenue recognized in each of the years presented. Due to changes in the structure of the arrangement over time, historic changes in royalty revenue have not necessarily been indicative of trends in new patient starts or other related metrics. Specifically, under the terms of the agreement that applied to reported royalty revenue in the years ended December 31, 2014 and 2013, a fixed fee was paid to Insulet to include Abbott’s Freestyle blood glucose meter in the OmniPod system, and this fee was recognized as revenue ratably over the contract term, which ended in early 2015.  This agreement was amended in January 2015 and fees paid to Insulet under the amended agreement include both a fixed fee and a variable fee associated with the quantity of qualified new patient starts. Based upon the impact of the fixed versus variable nature of the fees over the periods presented, the changes in royalty revenue recognized for the years ended December 31, 2015, 2014 and 2013 are not indicative of changes in new patient starts during those periods.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

6.    From your August 3, 2016 conference call, it appears that you expect the growth rate in each of the three revenue categories disclosed in the table on page 30 to be lower than the historic percentages disclosed in that table. Please tell us the reasons for the lower growth rate, addressing each of the three disclosed revenue categories separately. Also tell us how you considered or addressed the requirements of Item 303(a)(3)(ii) of Regulation S-K in preparing your filing.

Response:

On our August 3, 2016 conference call, we stated that we expect full year growth rates in the upper teens for U.S. OmniPod revenue, growth of approximately 65% for International OmniPod revenue, and growth of approximately 75% for Drug Delivery revenue. In comparison, for the six months ended June 30, 2016, our U.S. OmniPod revenue increased by 26%, our International OmniPod revenue increased by 180%, and our Drug Delivery revenue increased by 143%, in each case, as compared to the six months ended June 30, 2015.

Mr. Russell Mancuso
August 26, 2016

Our lower projected full-year comparative period revenue growth rate for U.S. OmniPod (as compared to the growth rate for the completed six-month comparative periods) was driven by distributor ordering patterns in 2015, where U.S. distributors ordered fewer products in the first quarter of 2015 than previous periods to reduce their safety stock following manufacturing and supply chain improvements, as disclosed in our Form 10-Q for the quarter ended June 30, 2016. We provided disclosure in the Form 10-Q below the referenced table that “[t]he results for the first six months of 2015 included lower U.S. Omnipod sales which partially resulted from unfavorable distributor ordering patterns in the first quarter of 2015” and that the U.S. distributor ordering patterns stabilized after the first quarter of 2015.  We believe this disclosure provided readers with an explanation of why the growth rate percentages for the six-month comparison periods would not be expected to be maintained on a full-year basis (where the first quarter of 2015 represents only a quarter of the applicable 2015 period). Having reviewed the guidance in Item 303(a)(3)(ii) of Regulation S-K, we believe no additional disclosure was warranted.

Similarly, our lower projected annual revenue growth rate for International OmniPod was driven by the impact of distributor ordering patterns in 2015, where our international distributors ordered fewer product in the first half of 2015 than previous periods to reduce their safety stock following manufacturing and supply chain improvements, and to address their foreign currency exposure, as disclosed in our Form 10-Q for the quarter ended June 30, 2016.  We provided disclosure in the Form 10-Q that the international distributor ordering patterns stabilized after the second quarter of 2015, which we believe similarly provided readers with an explanation of why the six-month comparison period level of growth would not be expected to be maintained on a full-year basis. Having reviewed the guidance in Item 303(a)(3)(ii) of Regulation S-K, we believe no additional disclosure was warranted.

Our lower projected annual revenue growth rate for Drug Delivery is a result of having a much lower baseline at the beginning of the year in 2015, as commercial product sales to Amgen began shortly after FDA approval in December 2014 and have continued to increase steadily on commercial adoption of Amgen’s Neulasta Onpro kit, which utilizes our drug delivery device and represented approximately 40% of Amgen’s U.S. Neulasta business as of June 30, 2016. We provided disclosure in the Form 10-Q that FDA approval was obtained in December 2014, which we believe provided readers with an explanation of why the six-month comparison period level of year-to-year growth would not be expected to be maintained on a full-year comparative basis due to the lower baseline in early 2015.  Having reviewed the guidance in Item 303(a)(3)(ii) of Regulation S-K, we determined no additional disclosure was warranted.

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Mr. Russell Mancuso
August 26, 2016

We also acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (978) 600-7759.  Thank you for your assistance.

Sincerely,

/s/ Michael L. Levitz

Michael L. Levitz
Chief Financial Officer
(Principal Financial and Accounting Officer)
Insulet Corporation

Cc:  Laurie Abbott